(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three Months Ended 31 July 2011 and 2010

(Unaudited - Expressed in Canadian Funds)

MANAGEMENT’S COMMENTS ON
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Pacific North West Capital Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed consolidated interim financial statements by an entity’s auditor.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

	31 July 2011	30 April 2011	1 May 2010
		(Note 15)	(Note 15)
Assets
Current
Cash and cash equivalents	$4,251,414	$3,880,196	$4,475,681
Amounts receivable (Note 3)	209,519	219,746	89,162
Prepaid expenses and deposits	369,276	173,765	40,030
Investments (Note 4)	3,653,137	4,815,763	2,741,694

	8,483,346	9,089,470	1,547,894

Property, plant and equipment(Note 5)	119,363	124,123	106,893
Exploration and evaluation properties(Note 6)	7,570,821	6,362,048	3,899,594

	$16,173,530	$15,575,641	$11,353,054

Liabilities
Current
Trade payables and accrued liabilities	$238,835	$403,338	$96,951
Flow-through tax liabilities (Note 7)	352,992	77,314	-

	591,827	480,652	96,951
Equity
Share capital (Note 7)	33,193,337	31,282,121	26,253,869
Reserves	6,848,589	7,255,566	4,128,739
Deficit	(24,460,223)	(23,442,698)	(19,126,505)

	15,581,703	15,094,989	11,256,103

	$16,173,530	$15,575,641	$11,353,054

Nature of operations and going concern(Note 1)
Commitments(Note 13)
Subsequent events(Note 14)

Approved and Authorized for Issue by the Board on 13 October 2011:

“Harry Barr”
__________________ , Director

“Jordon Point”
__________________ , Director

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

	Three months ended 31 July 2011	Three months ended 31 July 2010
		(Note 15)
General and Administrative Expenses
Accounting & audit	$2,561	$-
Consulting fees	51,276	62,068
Corporate development	20,960	-
Depreciation	8,780	7,382
Director fees	7,500	4,500
Insurance, licenses & fees	11,879	21,237
Investor & shareholder relations	138,688	28,801
Legal	4,750	9,310
Management fees	217,782	44,427
Office	54,967	11,712
Rent	5,338	8,962
Salaries & benefits	64,508	41,605
Share-based payments (Notes 7e and 7f)	256,437	26,165
Telephone & utilities	4,790	4,484
Transfer agent and regulatory fees	8,138	9,325
Travel, lodging & food	80,941	14,380
Vehicle lease	3,057	3,108

Loss before other items and income taxes	(942,352)	(297,466)

Other items
Foreign exchange, net	13,531	12,010
Gain (loss) on sale of investments (Note 4)	23,548	(261,409)
Interest and bank charges	(1,239)	(505)
Interest and other income	6,836	6,306
Unrealized loss on share purchase warrants (Note 4)	(117,849)	-

Net loss for the period	$(1,017,525)	$(541,064)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities (Note 4)	(1,041,445)	361,510

Comprehensive loss for the period	$(2,058,970)	$(179,554)

Loss per share – basic and diluted	$(0.01)	$(0.01)

Weighted average number of shares outstanding	87,464,533	67,546,269

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

	July 31, 2011	July 31, 2010
		(Note 15)
Cash flows from operating activities
Loss for the period	$(1,017,525)	$(541,064)
Items not affecting cash:
Depreciation	8,780	7,382
Foreign exchange gain	-	(12,010)
Gain (loss) on sale of investments	(23,548)	261,409
Share-based payments	256,437	26,165
Unrealized loss on share purchase warrants	117,849
Changes in non-cash operating working capital:
Amounts receivable	10,227	75,222
Prepaid expenses and deposits	(195,511)	9,479
Trade payables and accrued liabilities	(164,503)	(48,876)
Flow-through tax liabilities	275,678	-

	(732,116)	(221,293)

Cash flows from investing activities
Exploration and evaluation expenditures	(1,189,523)	(79,225)
Purchase of available-for-sale securities	(79,465)	(1,334,869)
Purchase of property, plant and equipment	(4,020)	(2,179)
Sale of available-for-sale securities	106,345	251,646

	(1,166,663)	(1,164,627)

Cash flows from financing activities
Issuance of common shares, net	2,269,997	-

Increase (decrease) in cash and cash equivalents	371,218	(1,385,920)

Cash and cash equivalents – Beginning of period	3,880,196	4,475,681

Cash and cash equivalents – End of period	$4,251,414	$3,089,761

Supplemental Disclosure of Non-Cash Investing and Financing Activities

Shares issued for exploration and evaluation properties	$19,250	$11,000

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

			Reserves
	Number of Common Shares	Share Capital	Stock Options Reserve	Warrants Reserve	Performance Shares Reserve	Available-for- sale investments Reserve	Deficit	Total Equity
		$	$	$	$	$	$	$
Balance – 1 May 2010	67,543,008	26,253,869	2,528,382	1,983,859	10,000	(393,502)	(19,126,505)	11,256,103
Common shares issued for properties	100,000	11,000	-	-	-	-	-	11,000
Share-based payments	-	-	20,665	-	-	-	-	20,665
Performance shares allotted (Note 7e)	-	-	-	-	5,500	-	-	5,500
Unrealized gain on investments (Note 4)	-	-	-	-	-	1,919,522	-	1,919,522
Loss for the period	-	-	-	-	-	-	(541,064)	(541,064)
Balance – 31 July 2010(Note 15)	67,643,008	26,264,869	2,549,047	1,983,859	15,500	1,526,020	(19,667,569)	12,671,726
Common shares issued for cash	9,248,333	2,774,500	-	-	-	-	-	2,774,500
Flow-through common shares issued for cash	644,286	148,186	-		-	-	-	148,186
River Valley acquisition (Note 6b, 7b and 7g)	8,117,161	2,435,148	-	675,570	-	-	-	3,110,718
Value assigned to warrants	-	(331,618)	-	331,618	-	-	-	-
Share issue costs	-	(30,214)	-	-	-	-	-	(30,214)
Exercise of stock options	85,000	21,250	-	-	-	-	-	21,250
Share-based payments	-	-	210,528	-	-	-	-	210,528
Performance shares allotted (Note 7e)	-	-	-	-	35,000	-	-	35,000
Unrealized loss on investments (Note 4)	-	-	-	-	-	(27,296)	-	(27,296)
Reclassification of gain on investments (Note 4)	-	-	-	-	-	(44,280)	-	(44,280)
Loss for the period	-	-	-	-	-	-	(3,775,129)	(3,775,129)
Balance – 30 April 2011(Note 15)	85,737,788	31,282,121	2,759,575	2,991,047	50,500	1,454,444	(23,442,698)	15,094,989
Common shares issued for cash	3,203,333	961,000	-	-	-	-	-	961,000
Flow-through common shares issued for cash	4,542,141	1,314,071	-	-	-	-	-	1,314,071
Common shares issued for properties	175,000	19,250	-	-	-	-	-	19,250
Value assigned to warrants	-	(432,517)	-	432,517	-	-	-	-
Share issue costs	-	(116,824)	-	12,000	-	-	-	(104,824)
Exercise of stock options	310,000	146,236	(47,486)	-	-	-	-	98,750
Exercise of performance shares	100,000	20,000	-	-	(19,000)	-	-	1,000
Share-based payments	-	-	256,437	-	-	-	-	256,437
Unrealized loss on investments (Note 4)	-	-	-	-	-	(1,041,445)	-	(1,041,445)
Loss for the period	-	-	-	-	-	-	(1,017,525)	(1,017,525)
Balance – 31 July 2011	94,068,262	33,193,337	2,968,526	3,435,564	31,500	412,999	(24,460,223)	15,581,703

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

1.	Nature of operations and going concern

Pacific North West Capital Corp. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on 29 May 1996 and on 13 July 2004, the Company continued out of the Province of Alberta and into the Province of British Columbia. The Company is in the process of acquiring, exploring and developing Platinum Group Metals (“PGMs”), precious and base metals mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

The Company’s condensed consolidated interim financial statements as at 31 July 2011 and for the three month period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a net loss of $1,017,525 for the three month period ended 31 July 2011 (2010 - $541,064) and has working capital of $7,891,519 at 31 July 2011 (30 April 2011 - $8,608,818).

The Company had cash and cash equivalents of $4,251,414 at 31 July 2011 (30 April 2011 - $3,880,196), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. If the Company is unable to raise additional capital in the immediate future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures or cease operations. These consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

2.	Significant accounting policies

Statement of Compliance

These condensed interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Consolidation

These condensed consolidated interim financial statements include the accounts of the Company’s wholly owned US and Mexican subsidiaries, Pacific North West Capital Corp. USA, Pacific North West Capital de Mexico, S.A. de C.V., respectively. Inter-company balances are eliminated upon consolidation.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

2.	Significant accounting policies (continued)

Significant Accounting Judgments, Estimates and Assumptions (continued)

Areas requiring a significant degree of estimation and judgment relate to the fair value measurements for financial instruments and share-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, the recoverability and measurement of deferred tax assets and liabilities, and ability to continue as a going concern. Actual results may differ from those estimates and judgments.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and cash equivalents with institutions of high-credit worthiness.

Financial Assets

Financial assets are classified as loans and receivables, available-for-sale financial assets, financial assets at fair value through profit or loss (“FVTPL”), or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition. Financial assets are recognized initially at fair value. The subsequent measurement of financial assets depends on their classification as follows:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. Amounts receivables are included in this category of financial assets.

Available-for-sale

Available-for-sale financial assets are those non-derivative financial assets that are not classified as loans and receivables. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognized within other comprehensive income. Accumulated changes in fair value are recorded as a separate component of equity until the investment is derecognized or impaired. Available-for-sale assets include shares held in other public companies.

The fair value is determined by reference to bid prices at the close of business on the reporting date. Where there is no active market, fair value is determined using valuation techniques. Where fair value cannot be reliably measured, assets are carried at cost.

Financial assets at fair value through profit or loss

Financial assets are classified as held for trading and are included in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives, other than those designated as effective hedging instruments, are also categorized as held for trading. These assets are carried at fair value with gains or losses recognized in profit or loss. Cash and cash equivalents and share purchase warrants of other public companies are included in this category of financial assets.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

2.	Significant accounting policies (continued)

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

Impairment of Financial Assets

Financial assets, other than financial assets at fair value through profit or loss, are assessed for indicators of impairment at each period end.

Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost have been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced, with the amount of the loss recognized in profit or loss.

Available-for-sale

If an available-for-sale financial asset is impaired, the cumulative loss previously recognized in equity is transferred to profit or loss. Any subsequent recovery in the fair value of the asset is recognized within other comprehensive income.

Financial Liabilities

Financial liabilities are classified as financial liabilities at fair value through profit or loss, derivatives designated as hedging instruments in an effective hedge, or as financial liabilities measured at amortized cost, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. The measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss has two subcategories, including financial liabilities held for trading and those designated by management on initial recognition. These liabilities are carried at fair value with gains or losses recognized in profit or loss.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

Financial liabilities measured at amortized cost

All other financial liabilities are initially recognized at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognized respectively in interest, other revenues and finance costs. Trade payables are included in this category of financial liabilities.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

2.	Significant accounting policies (continued)

Exploration and Evaluation Properties

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written off, or if its carrying value has been impaired, then the mineral properties and deferred costs are written down to fair value.

Ownership in exploration and evaluation properties involves certain risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many exploration and evaluation properties.

Although the Company has taken steps to verify title to research permits and/or properties in which it has an option to acquire an interest or has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Impairment

The carrying amount of the Company’s assets is reviewed for an indication of impairment at the end of each reporting period. If an indication of impairment exists, the Company makes an estimate of the asset’s recoverable amount. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Recoverable amount of an asset group is the higher of its fair value less costs to sell and its value in use. Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in profit or loss. In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Restoration and Environmental Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or operation of the assets. The net present value of future restoration cost estimates arising

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

2.	Significant accounting policies (continued)

Restoration and Environmental Obligations (continued)

from the decommissioning of plant and other site preparation work is expensed as exploration and evaluation costs with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are expensed as exploration and evaluation costs with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period. The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred. The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are expensed in accordance with the Company’s accounting policy for exploration and evaluation assets.

Property, Plant and Equipment

Property, plant and equipment are valued at cost less accumulated depreciation. The Company provides for depreciation using the declining balance method as follows:

Automobile	20%
Furniture and office equipment	30%

When an item of property, plant and equipment consists of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Share-based Payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the stock options reserve. The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

2.	Significant accounting policies (continued)

Loss per Share

Basic loss per share is based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

Income Taxes

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates that have been enacted or substantively enacted at the balance sheet date.

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is measured using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Canadian dollars which is the functional and presentation currency of the Company and its subsidiaries.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

2.	Significant accounting policies (continued)

Flow-through Shares

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability and included in trade payables and accrued liabilities. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through liability will be reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery.

New Accounting Standards and Interpretations

IFRS 9, “Financial Instruments”
IFRS 7 (Amendment), “Financial Instruments: Disclosures”
IAS 12 (Amendment), “Income Taxes”
IFRS 10, “Consolidated Financial Statements”
IFRS 11, “Joint Arrangements”
IFRS 12, “Disclosure of Interests in Other Entities”
IFRS 13, “Fair Value Measurement”
IAS 27 (Amendment), “Separate Financial Statements”
IAS 28 (Amendment), “Investments in Associates and Joint Ventures”

The Company anticipates that the application of these standards and amendments will not have a material impact on the results and financial position of the Company.

3.	Amounts receivable

	31 July 2011	30 April 2011	1 May 2010
Harmonized Sales Tax / Goods and Services Tax credit	$208,369	$184,818	$10,433
Accrued interest on short-term investments	-	-	9,658
Due from El Nino Ventures Inc. (“El Nino”)	-	2,831	-
Due from Fire River Gold Corp. (“Fire River”)	-	18,073	-
Due from Next Gen Metals Inc. (“Next Gen”)	-	6,747	-
Due from River Valley Joint Venture	-	-	67,921
Other receivables	1,150	7,277	1,150
Total	$209,519	$219,746	$89,162

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

4.	Investments

	31 July 2011		30 April 2011		1 May 2010
	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Fire River Gold Corp. 5,152,500 (30 April 2011 – 5,353,000, 1 May 2010 – 4,647,500) common shares and 2,487,500 (30 April 2011 – 2,487,500, 1 May 2010 – 1,000,000) share purchase warrants. 1,000,000 warrants expire on 2 October 2011, 912,500 warrants expire on 5 November 2011, 325,000 warrants expire on 12 May 2012 and 250,000 warrants expire on 24 June 2012	$2,061,939	$2,428,313	$2,496,995	$3,108,758	$2,177,540	$2,096,895
El Niño Ventures Inc. 6,149,142 (30 April 2011 – 5,789,142, 1 May 2010 – 1,429,071) common shares and 2,714,285 (30 April 2011 – 4,142,856, 1 May 2010 – 1,428,571) share purchase warrants. 714,285 warrants expire on 29 September 2012 and 2,000,000 warrants expire on 5 October 2013	291,687	517,160	443,344	938,036	100,074	176,804
Next Gen Metals Inc. 1,216,667 (30 April 2011 – 1,216,667, 1 May 2010 – 500,000) common shares and 333,334 (30 April 2011 – 333,333, 1 May 2010 – Nil) share purchase warrants. All warrants expire on 3 February 2012	155,000	221,767	155,000	300,850	25,000	150,000
Foran Mining Corporation 46,000 (30 April 2011 – 46,000, 1 May 2010 – 2,600,000) common shares	22,562	35,420	19,714	44,620	282,100	78,000
Other marketable securities	452,282	450,477	426,000	423,499	597,659	239,995
	$2,983,470	$3,653,137	$3,541,053	$4,815,763	$3,182,373	$2,741,694

The above investments have been accounted for using the fair value method. All investments represent less than a 5% ownership of the respective companies except for Fire River which represents 5.2%. Fire River, El Niño and Next Gen are companies that have certain directors in common with the Company.

During the three month period ended 31 July 2011, the Company sold 210,500 common shares of Fire River for proceeds of $106,345 resulting in a gain of $23,619.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

5.	Property, plant and equipment

A summary of the changes in the Company’s property, plant and equipment for the three months ended 31 July 2011 is as follows:

	Automobile	Furniture and office equipment	Total

Cost
At 30 April 2011	$122,947	$266,609	$389,556
Additions	-	4,020	4,020
Disposals	-	-	-
At 31 July 2011	$122,947	$270,629	$393.576

Depreciation
At 30 April 2011	$66,018	$199,415	$265,433
Change for the period	4,270	4,510	8,780
At 31 July 2011	$70,288	$203,925	$274,213

Net book value
At 30 April 2011	$56,929	$67,194	$124,123
At 31 July 2011	$52,659	$66,704	$119,363

A summary of the changes in the Company’s property, plant and equipment for the year ended 30 April 2011 is as follows:

	Automobile	Furniture and office equipment	Total

Cost
At 30 April 2010	$86,470	$252,573	$389,556
Additions	36,477	14,036	50,513
Disposals	-	-	-
At 30 April 2011	$122,947	$266,609	$389,556

Depreciation
At 30 April 2010	$55,240	$176,910	$265,433
Change for the year	10,778	22,505	33,283
At 30 April 2011	$66,018	$199,415	$265,433

Net book value
At 30 April 2010	$31,230	$75,663	$106,893
At 30 April 2011	$56,929	$67,194	$124,123

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties

A summary of the changes in the Company’s exploration and evaluation properties for the three months ended 31 July 2011 is as follows:

	BC Rock & Roll	River Valley	Destiny Gold	Burkina Faso	Other properties	Total
Acquisition costs
Balance, 30 April 2011	$60,000	$3,189,989	$73,954	$75,000	$-	$3,398,943
Additions	61,000	146,300	58,250	30,000	1,370	296,920
Balance, 31 July 2011	$121,000	$3,336,289	$132,204	$105,000	$1,370	$3,695,863

Exploration and evaluation costs
Balance, 30 April 2011	$594,046	$902,055	$1,355,311	$111,693	$-	$2,963,105
Assaying	-	218,994	65,462	-	-	284,456
Drilling	-	518,095	-	-	-	518,095
Engineering and geological consulting	784	119,116	11,683	1,120	124,180	256,883
Field expenses	-	75,846	-	-	-	75,846
Geophysics	-	197,760	-	-	-	197,760
Governmental credits	-	-	(300,850)	-	-	(300,850)
Amounts recovered or received	-	(120,337)	-	-	-	(120,337)
Balance, 31 July 2011	$594,830	$1,911,529	$1,131,606	$112,813	$124,180	$3,874,958

Total	$715,830	$5,247,818	$1,263,810	$217,813	$125,550	$7,570,821

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties (continued)

A summary of the changes in the Company’s exploration and evaluation properties for the year ended 30 April 2011 is as follows:

	BC Rock & Roll	River Valley	Destiny Gold	Burkina Faso	Other properties	Total
Acquisition costs
Balance, 1 May 2010	$14,500	$1	$43,454	$-	$788,052	$846,007
Additions	45,500	3,189,988	30,500	75,000	43,310	3,384,298
Write-down due to impairment	-	-	-	-	(831,362)	(831,362)
Balance, 30 April 2011	$60,000	$3,189,989	$73,954	$75,000	$-	$3,398,943

Exploration and evaluation costs
Balance, 1 May 2010	$437,175	$-	$914,795	$-	$1,701,617	$3,053,587
Assaying	-	-	9,640	-	-	9,640
Engineering and geological consulting	156,871	902,055	428,702	111,693	47,543	1,646,864
Field expenses	-	-	2,174	-	-	2,174
Governmental credits	-	-	-	-	(47,535)	(47,535)
Property fees	-	-	-	-	29,723	29,723
Amounts recovered or received	-	-	-	-	(13,158)	(13,158)
Write-down due to impairment	-	-	-	-	(1,718,190)	(1,718,190)
Balance, 30 April 2011	$594,046	$902,055	$1,355,311	$111,693	$-	$2,963,105

Total	$654,046	$4,092,044	$1,429,265	$186,693	$-	$6,362,048

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties (continued)

a.	BC Rock & Roll, British Columbia

On 28 July 2009, the Company obtained an option from Misty Creek Ventures Ltd. (Misty Creek Ventures Ltd. was dissolved in January 2010 and its interest was transferred to Equity Exploration Consultants Ltd.), First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia. Under the terms of the Letter Agreement, the Company can earn a 100% interest in the Property over a four year period by completing $2,000,000 ($594,830 incurred) in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 of the Company's shares (100,000 shares issued) (Note 7b). The Vendors will retain a 2% Net Smelter Return ("NSR"), of which 1% can be purchased for $3,000,000. The property is also subject to an underlying NSR of 3% and an underlying Net Profits Interest Royalty ("NPI") of 15%, both of which are payable to Prime Equities International Corporation, and both of which are purchasable by the Forrest Syndicate and/or heirs and assignees in their entirety for $1,500,000 each.

b.	River Valley, Ontario

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited (“Kaymin”), a wholly-owned subsidiary of Anglo Platinum Limited, an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property (these claims were allowed to lapse on 12 December 2006), the Washagami property (these claims were allowed to lapse on 10 December 2008), the Razor property and the Western Front property (Notes 6b(i)-6b(iv) respectively), in the Sudbury Region of Ontario. During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

Kaymin continued to fund exploration under the terms of JV until 2007 and invested over $22M in the exploration of the property; however, as a result of capital expenditure reductions during the global financial crisis in 2008, no new funds were allocated to the River Valley Project above and beyond the minimal holding costs.

By way of a Mineral Interest Assignment Agreement dated for reference 13 December 2010, as amended on 6 April 2011 (“Assignment Agreement”), the Company completed the purchase of Kaymin’s 50% interest in the River Valley claims, providing the Company with an undivided 100% interest in the River Valley PGM Project. Under the terms of the Assignment Agreement, Kaymin exchanged its 50% interest in the JV, for a 12% interest in the Company, based on the issued and outstanding common shares of the Company as of 30 November 2010 (67,543,008 common shares). The aggregate purchase price for the 50% interest in the River Valley PGM project was:

8,117,161 fully paid and non-assessable common shares of the Company (issued) (Note 7b); and

Three-year warrants exercisable to purchase 3,000,000 common shares of the Company at a price of $0.30 per common share (issued) (Notes 7b and 7g).

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties (continued)

b.	River Valley, Ontario (continued

Included in the River Valley PGM Project are the following:

(i)	River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors. In addition, minimum annual exploration expenditures of $100,000 were completed. The property is subject to a 3% NSR. The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

(ii)	Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario. Certain claims are subject to a 2% NSR.

(iii)	Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

(iv)	Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a company (the “optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares. In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000. The Company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

a.	Glitter Lake Property, Québec

By agreement dated 15 August 2003, as amended on 30 April 2006, the Company can acquire, from CanAlaska Uranium Ltd. (“CanAlaska”), a company that previously had certain directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Québec. As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures (the expenditure commitments for 2008 and 2009 have been extended to 2009 and 2010 as agreed to in an amendment dated 1 April 2008) as follows:

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties (continued)

a.	Glitter Lake Property, Québec (continued)

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
On or before 4 June 2004	(issued)	-	20,000	-
On or before 15August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15August 2005	(paid)	20,000	-	-
On or before 28 May 2006	(issued)	-	20,000	-
On or before 15 April 2007	(completed)	-	-	150,000
On or before 15 April 2009	(partially completed)	-	-	200,000
On or before 15 April 2010	(agreement terminated)	-	-	300,000
Total		$45,000	60,000	$700,000

On 30 January 2009, the Company and CanAlaska signed an amendment to the option agreement whereby CanAlaska assigned a 100% interest in the Glitter Lake property to the Company in consideration of approximately $83,600 for CanAlaska’s remaining lease obligations with respect to the Company’s Kerrisdale office location to the end of the lease term in November 2010. CanAlaska retains a 0.5% NSR interest in the property. The original option agreement has thus been terminated.

A joint venture partner is being sought to further explore the Glitter Lake property.

b.	Destiny Gold Project, Québec

In September 2009, the Company announced that it had entered into an option agreement with Alto Ventures Ltd. ("Alto") on the Destiny Gold Project (formerly the Despinassy Project) located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec (the "Alto Option Agreement). The property consists of 175 mining claims totalling 7,260 ha. Under the terms of the Alto Option Agreement, the Company will pay Alto $200,000, provide Alto with 250,000 common shares of the Company (Notes 7b), and complete a cumulative total of $3,500,000 in exploration expenditures over a four year period, with minimum exploration expenditures of $1,400,000 to earn a 60% interest in the Destiny Gold property as follows:

		Payments	Shares	Minimum Exploration Expenditures
Upon execution of agreement	(paid/issued)	$25,000	25,000	$-
On or before 31 December 2009	(incurred)	-	-	300,000
On or before 28 July 2010	(paid/issued)	25,000	50,000	-
On or before 31 December 2010	(incurred)	-	-	300,000
On or before 28 July 2011	(paid/issued)	50,000	75,000	-
On or before 31 December 2011		-	-	400,000
On or before 28 July 2012		50,000	100,000	-
On or before 31 December 2012		-	-	400,000
On or before 28 July 2013		50,000	-	-
Total		$200,000	250,000	$1,400,000

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties (continued)

c.	Nickel Plats, Saskatchewan

By agreement dated 30 April 2007, the Company can acquire, from Diamond Hunter Ltd. (“Hunter”), a 100% interest in certain mineral claims known as the Nickel Plats property, located in the province of Saskatchewan.

On 30 March 2009, the Company and Hunter signed an amendment to the terms of the agreement as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010	(paid/issued)	15,000	50,000	-
On or before 30 April 2011*	(paid)	20,000	-	-
On or before 30 April 2012*		20,000	-	-
On or before 30 April 2013*		20,000	-	-
Total		$150,000	250,000	$-

* The payments of $20,000 are Advanced Royalty Payments based on the price of nickel maintaining a minimum price of US$6.00/lb in the three months preceding each of the 4th, 5th and 6th anniversary of the agreement. In the case that the price of nickel does not maintain a minimum price of US$6.00/lb in the three months preceding each of the 4th, 5th and 6th anniversary of the agreement, the dollar amount of the Advanced Royalty Payments will be less than $20,000 on the 4th, 5th and 6th anniversary of the agreement and the actual dollar amount will be negotiated between Hunter and the Company at the time of the anniversary.

An additional 100,000 shares may be issued upon vesting of 100% interest if the results of a feasibility studies are positive.

The property is subject to a 2.0% NSR. The Company shall have the right to purchase a 1.0% NSR for $750,000.

By agreement dated 16 May 2007, the Company can acquire for $10,000 (paid), from Hunter, a 100% interest in certain mineral claims known as the Nickel Plats adjunct property, located in the province of Saskatchewan.

The Nickel Plats adjunct property is subject to a 2.0% NSR. The Company shall have the right to purchase a 1.0% NSR for $750,000.

A joint venture partner is being sought to further explore the Nickel Plats Project.

d.	Tonsina Property, Alaska

The Tonsina property, presently defined, consists of 46 State of Alaska mining claims, known as the “Marc” claims 1-46 (ADL Nos. 610060 – 610105) which were staked in June 2006. These claims comprise a contiguous group of State of Alaska ¼ section claims covering approximately 29.78 sq. kilometers (744.62 hectares, or 7,360 acres), herein referred to as the “Tonsina property”. The claims are owned 100% by the Company. A joint venture partner is being sought to further explore the project.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties (continued)

e.	Kane Property, Alaska

During a previous year, the Company acquired certain mineral claims by staking in Alaska. On 6 June 2007, the Company entered into an option agreement with Stillwater pertaining to ongoing exploration on the property (the “Stillwater Option Agreement”). Under the terms of the Stillwater Option Agreement, Stillwater could elect to spend US$3.5 million to earn 50% of the first selected property and US$4.0 million on each subsequent selected property by 31 December 2011.

In March 2008, Stillwater elected not to continue with exploration on the property in order to evaluate new ground in southeast Alaska.

The Company continues to maintain the Kane property’s mineral claims and a joint venture partner is being sought to further explore the property.

f.	Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company could acquire, from Freegold Ventures Limited (“Freegold”), a company that previously had certain directors and officers in common, an option to earn up to a 70% interest in the Union Bay Property.

In order to earn its 50% interest, the Company purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date(issued)	$-	30,000	$-
- On or before 1 July 2003(paid/incurred)	20,000	-	30,000
- On or before 30 January 2004(issued)	-	30,000	-
- On or before 1 July 2004(paid/incurred)	20,000	-	30,000
- On or before 1 July 2005(paid/incurred)	30,000	-	340,000
- On or before 1 July 2006(paid/incurred)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following vesting with a 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting with 50%. This election was not made.

Under the terms of the agreement, the Company upon vesting with 50%, issued 253,586 shares at market value for $100,000 to Freegold. 134,538 shares were issued and accounted for in a previous year.

By Memorandum of Agreement dated 4 May 2007, Freegold and the Company confirmed their 50:50% interest in the property.

Freegold and the Company are seeking a joint venture partner to further develop this project.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties (continued)

g.	Burkina Faso, Africa

On 18 January 2011, the Company entered into agreements with Somitra to acquire 100% interest in the properties of Kangara, Kalempo and LHorosso. The Company can earn a 100% interest in the properties under the following terms of the agreements:

  US$75,000 on signing of the agreements (paid);
  US$30,000 on six months following the signing of the agreements (paid);
  US$105,000 on the first anniversary of the signing of the agreements;
  US$120,000 on the second anniversary of the signing of the agreements;
  US$150,000 on the third anniversary of the signing of the agreements; and
  After completion of transferring the claims, the Company is required to issue 450,000 common shares of the Company to Somitra or pay the sum of US$135,000.

Each property is subject to a 1.0% NSR with the buyout price of US$1,000,000 for any deposit over 1 million ounces and US$500,000 for any deposit under 1 million ounces.

7.	Share capital

Authorized

The Company’s authorized share capital consists of an unlimited number of common voting shares and preferred voting shares without par value.

Issued and outstanding

a.	Private placements

On 15 March 2011, the Company closed the non-brokered private placement of 9,248,333 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for one year at an exercise price of $0.35. A total of 644,286 flow-through units at $0.35 per unit were also placed. Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company at $0.45 for a period of one year. The Company paid finder's fee of $24,775 in cash. This issuance of flow-through hares resulted in a flow-through tax liability of $77,314 at the date of issue.

On 13 July 2011, the Company closed the first tranche non-brokered private placement of 2,583,333 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for one year at an exercise price of $0.35. A total of 4,332,141 flow-through units at $0.35 per unit were also placed. Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company at $0.45 for a period of one year. The Company paid finder’s

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

7.	Share capital (continued)

a.	Private placements (continued)

fees of $68,750 in cash. This issuance of flow-through hares resulted in a flow-through tax liability of $259,928 at the date of issue.

On 18 July 2011, the Company closed the second and final tranche non-brokered private placement of 620,000 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for one year at an exercise price of $0.35. A total of 210,000 flow-through units at $0.35 per unit were also placed. Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company at $0.45 for a period of one year. The Company paid finder’s fee of $12,975 in cash. This issuance of flow-through hares resulted in a flow-through tax liability of $15,750 at the date of issue.

b.	Other

During the year ended 30 April 2011, 50,000 shares at a deemed price of $0.11 per share were issued for the acquisition of the BC Rock & Roll project (Note 6a) and 50,000 shares at a deemed price of $0.11 per share were issued for the acquisition of Destiny Gold project (Note 6d).

During the year ended 30 April 2011, the Company purchased the remaining 50% interest in the unincorporated joint venture of the River Valley Platinum Group Metals project from Anglo Platinum Limited through its wholly-owned subsidiary, Kaymin Resources Ltd., issuing 8,117,161 non-assessable common shares of the Company and three-year warrants to purchase up to 3,000,000 common shares of the Company at a price of $0.30 per common share (Notes 6b and 7g).

During the three month period ended 31 July 2011, 100,000 shares at a deemed price of $0.11 per share were issued for the acquisition of the BC Rock & Roll project (Note 6a) and 75,000 shares at a deemed price of $0.11 per share were issued for the acquisition of Destiny Gold project (Note 6d).

c.	Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes. This allows the expenditures to flow through to the subscriber for tax purposes. The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration. The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

7.	Share capital (continued)

d.	Exercise of Warrants and Options

During the three month period ended 31 July 2011, Nil (30 April 2011 – Nil) warrants were exercised.

During the three month period ended 31 July 2011, 310,000 (30 April 2011 - 85,000) stock options were exercised at $0.30 per share (30 April 2011 – $0.25 per share).

e.	Performance Shares

A total of 2,697,990 performance shares are reserved for issue. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

As at 31 July 2011, a total of 750,000 performance shares have been exercised and issued (30 April 2011 – 750,000 shares) at $0.01 per share.

During the previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Engineering to the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Grant Date
50,000	4 January 2010	(allotted as at 30 April 2010*, cancelled)
50,000	4 June 2010	(allotted as at 31 July 2010**, cancelled)
50,000	4 December 2010	(allotted as at 31 January 2011***, cancelled)
50,000	4 June 2011	(cancelled)
50,000	4 December 2011	(cancelled)
50,000	4 June 2012	(cancelled)
300,000

*	50,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2010. The fair market value of the performance shares at the date of allotment/accrual was $10,000 and was recorded in the accounts as share-based payments. The offsetting entry is to performance shares reserve.

**	50,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2011. The fair market value of the performance shares at the date of allotment/accrual was $5,500 and was recorded in the accounts as share-based payments. The offsetting entry is to performance shares reserve.

***	50,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2011. The fair market value of the performance shares at the date of allotment/accrual was $6,500 and was recorded in the accounts as stock-based compensation. The offsetting entry is to performance shares reserve.

During the current year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the Vice-President of Corporate Business Development of the Company. These shares are to be granted at the discretion of the Board as follows:

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

7.	Share capital (continued)

e.	Performance Shares (continued)

Shares	Grant Date
150,000	1 February 2011	(allotted as at 30 April 2011*)
75,000	1 August 2011
75,000	1 February 2012
300,000

*	150,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2011. The fair market value of the performance shares at the date of allotment/accrual was $28,500 and was recorded in the accounts as share-based payments. The offsetting entry is to performance shares reserve.

f.	Share Purchase Options

A summary of the Company’s options at 31 July 2011 and the changes for the three month period ended 31 July 2011 are as follows:

Number outstanding 30 April 2011	Granted	Exercised	Expired	Cancelled	Number outstanding 31 July 2011	Exercise price per share	Expiry date
50,000	-	-	50,000	-	-	$0.50	8 May 2011
20,000	-	-	20,000	-	-	$0.50	19 May 2011
703,000	-	40,000	-	-	663,000	$0.25	5 November 2014
150,000	-	-	-	-	150,000	$0.25	14 February 2017
595,000	-	50,000	-	-	545,000	$0.25	12 May 2012
230,000	-	-	-	-	230,000	$0.25	11 October 2017
130,000	-	-	-	-	130,000	$0.25	29 October 2017
910,000	-	-	-	-	910,000	$0.60	22 February 2013
100,000	-	-	-	100,000	-	$0.50	11 June 2013
930,000	-	70,000	-	-	860,000	$0.25	22 April 2014
125,000	-	-	-	-	125,000	$0.25	15 July 2014
150,000	-	150,000	-	-	-	$0.25	4 June 2015
150,000	-	-	-	150,000	-	$0.40	4 June 2015
150,000	-	-	-	-	150,000	$0.25	5 January 2015
150,000	-	-	-	150,000	-	$0.50	5 January 2015
100,000	-	-	-	-	100,000	$0.25	5 January 2015
100,000	-	-	-	-	100,000	$0.50	5 January 2015
300,000	-	-	-	-	300,000	$0.25	1 February 2016
3,100,000	-	-	-	500,000	2,600,000	$0.30	24 February 2016
125,000	-	-	-	-	125,000	$0.30	20 May 2014
-	400,000	-	-	-	400,000	$0.35	20 May 2014
8,268,000	400,000	310,000	70,000	900,000	7,388,000

During the three month period ended 31 July 2011, the Company granted the following options and recognized the vested amount as follows:

Grant Date	Granted	Exercise Price	Fair Value	31 July 2011 Vested Amount
14 June 2011	400,000	$0.30	$81,020	$81,020
	400,000		$81,020	$81,020

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

7.	Share capital (continued)

f.	Share Purchase Options (continued)

The total estimated fair value of the 400,000 options is $81,020, of which $81,020 has been recorded as share-based payments for the three month period ended 31 July 2011. The offsetting entry is to stock options reserve.

During the year ended 30 April 2011, the Company granted the following options and recognized the vested amount as follows:

Grant Date	Granted	Exercise Price	Fair Value	31 July 2011 Vested Amount
1 February 2011	300,000	$0.25	$45,030	$11,258
24 February 2011	3,100,000	$0.30	609,754	152,711
15 March 2011	125,000	$0.30	18,948	4,326
	3,525,000		$673,732	$168,295

The total estimated fair value of the 3,525,000 options is $673,732, of which $168,295 has been recorded as share-based payments. The offsetting entry is to stock options reserve.

During prior years, the Company granted the following options and recognized the vested amount as follows:

Grant Date	Granted	Exercise Price	Fair Value	31 July 2011 Vested Amount
15 July 2009	125,000	$0.25	$8,613	$223
4 January 2010	150,000	$0.25	22,242	-
4 January 2010	150,000	$0.40	20,531	2,055
5 January 2010	250,000	$0.25	37,040	1,482
5 January 2010	250,000	$0.50	32,713	3,362
	925,000		$121,139	$7,122

The total estimated fair value of the 925,000 options is $121,139, of which $7,122 has been recorded as share-based payments. The offsetting entry is to stock options reserve.

The fair value of each option granted to employees is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Three months ended 31 July 2011
Expected dividend yield	-
Expected stock price volatility	133.37%
Risk-free interest rate	1.98%
Expected life of options	3.0 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

7.	Share capital (continued)

g.	Share Purchase Warrants

As at 31 July 2011, the following share purchase warrants were outstanding:

Warrants	Exercise Price	Expiry Date
2,680,000	$ 0.45	30 December 2011
315,000	$ 0.20	30 December 2011
4,624,166	$ 0.35	15 March 2012
322,143	$ 0.45	15 March 2012
3,000,000	$ 0.30	13 December 2013
2,166,070	$ 0.45	13 January 2013
1,291,667	$ 0.35	13 January 2013
310,000	$ 0.35	18 January 2013
105,000	$ 0.45	18 January 2013
14,814,046

During the year ended 30 April 2011, 4,946,309 common share purchase warrants having a fair value of $331,618 were issued relating to private placements.

During the year ended 30 April 2011, 3,000,000 common share purchase warrants having a fair value of $675,570 were issued relating to the purchase of the remaining 50% interest in the unincorporated joint venture of the River Valley Platinum Group Metals project from Anglo Platinum Limited through its wholly-owned subsidiary, Kaymin Resources Ltd. (Notes 6b and 7b).

During the period ended 31 July 2011, 3,872,737 common share purchase warrants having a fair value of $432,517 were issued relating to private placements.

The relative pro rata allocation of the fair value of the stock purchase warrants included in unit offerings is estimated on the date of issuance of the unit using the Black-Scholes warrant-pricing model with the following weighted average assumptions:

Three months ended 31 July 2011
Expected dividend yield	-
Expected stock price volatility	102.41%
Average risk-free interest rate	1.98%
Average expected warrant life	1.5 years

Pricing models require the input of highly subjective assumptions including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase warrants.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

8.	Income taxes

The Company has significant non-capital tax loss carry-forwards as well as accumulated Canadian and foreign exploration and development expenses that are available to reduce Canadian taxable income of future periods. Due to uncertainty surrounding the realization of future income tax assets, the Company has recognized a 100% valuation allowance against its future income tax assets. As such, no future income tax asset is recorded on the balance sheet.

9.	Related party transactions

The key management personnel compensation for the three month period ended 31 July 2011 and 2010 is as follows:

	31 July 2011	31 July 2010
Management and consulting fees	249,782	91,074
Salaries and wages	9,300	13,950
Share-based payments	81,820	-
	340,902	105,024

Included in amounts receivable at 31 July 2011 are amounts totalling $Nil (30 April 2011 – $27,651, 1 May 2011 – $Nil) which are receivable for expense advances from Fire River, El Nino and Next Gen, companies with directors and officers in common.

All related party transactions are in the normal course of operations and measured at the exchange amount agreed to between the related parties.

10.	Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration of its mineral properties. The Board of Directors has not established quantitative capital structure criteria for management, but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

The properties in which the Company currently has interests are in the exploration stage and the Company is dependent on external financing to fund its activities. In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable.

In order to facilitate the management of capital and development of its mineral properties, the Company prepares annual expenditure budgets, which are updated as necessary. In addition, the Company may issue new equity shares, incur additional debt, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture agreements, or dispose of certain assets. The Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity. In order to maximize ongoing development efforts, the Company does not pay dividends. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

There were no changes in the Company’s approach to capital management during the three months ended 31 July 2011. The Company is not subject to externally imposed capital requirements.

11.	Financial instruments

Fair values

As at 31 July 2011, the Company’s carrying values of cash and cash equivalents, amounts receivable and trades payable approximate their fair values due to their short term maturity.

As at 31 July 2011	Fair value hierarchy	FVTPL, at fair value	Loans and receivables, at amortized cost	Available-for-sale, at fair value	Other liabilities, at amortized cost
Cash and cash equivalents	Level 1	4,251,414	-	-	-
Amounts receivable	N/A	-	209,519	-	-
Available-for-sale securities	Level 1	-	-	3,119,828	-
Available-for-sale securities	Level 2	-	-	225,000	-
Share purchase warrants	Level 2	308,309	-	-	-
Trades payable	N/A	-	-	-	238,835

As at 30 April 2011	Fair value hierarchy	FVTPL, at fair value	Loans and receivables, at amortized cost	Available-for-sale, at fair value	Other liabilities, at amortized cost
Cash and cash equivalents	Level 1	3,880,196	-	-	-
Amounts receivable	N/A	-	219,746	-	-
Available-for-sale securities	Level 1	-	-	4,164,605	-
Available-for-sale securities	Level 2	-	-	225,000	-
Share purchase warrants	Level 2	426,158	-	-	-
Trades payable	N/A	-	-	-	403,338

Disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of financial instruments carried on the balance sheet at fair values is as follows:

Level 1:	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability.

Level 3:	inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable. The Company manages its credit risk relating to cash and cash equivalents by dealing with only with highly-rated financial institutions. As at 31 July 2011, amounts receivable was mainly comprised of Harmonized Sales Tax receivable of $208,369 (30 April 2011 - $184,818). As a result, credit risk is considered insignificant.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

11.	Financial instruments (continued)

Currency risk

The Company is exposed to currency risk to the extent of its acquisition and exploration expenditures on its US properties and African property. The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has cash and cash equivalents held in US dollars.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars. The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

The following table provides an indication of the Company’s significant foreign currency exposures:

	31 July 2011	30 April 2011	1 May 2010

Cash and cash equivalents	US$ 783,816	US$ 946,242	US$ 732,412

The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. As at 31 July 2011, the Company had $4,251,514 (30 April 2011 - $3,880,196) in cash and cash equivalents to settle trade payables of $238,835 (30 April 2011 - $403,338) and, accordingly, liquidity risk is considered insignificant.

Other risks

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk and commodity price risk arising from financial instruments.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

12.	Segmented information

The Company’s only business activity is exploration and development of mineral properties.

The breakdown by geographic area for the three month period ended 31 July 2011 is as follows:

	USA	Canada	Africa	Total
Assets	$124,180	$15,831,537	$217,813	$16,173,530
Mineral property costs	$124,180	$7,228,828	$217,813	$7,570,821
Loss for the year	$-	$(1,017,525)	$-	$(1,017,525)

The breakdown by geographic area for the three month period ended 30 April 2011 is as follows:

	USA	Canada	Africa	Total
Assets	$-	$15,388,948	$186,693	$15,575,641
Mineral property costs	$-	$6,175,355	$186,693	$6,362,048
Loss for the year	$(817,098)	$(3,336,552)	$-	$(4,153,650)

13.	Commitments

a.	By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a company controlled by a director and Chairman. Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits. The Chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place. This agreement is automatically renewable for two-year periods. The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years’ compensation.

By amended agreement effective 1 December 2008, the Company amended the 1 December 2005 agreement. The compensation under the original agreement was amended from $7,350 per month to $14,104 per month. The 5% increase under the original agreement was waived until 1 December 2009. All terms of the original agreement remained the same.

By amended agreement effective 1 April 2011, the Company amended the 1 December 2005 agreement as amended on 1 December 2008. The compensation under the amended agreement was further amended from $15,550 per month to $20,833 per month. The term of the amended agreement is for five years terminating on 31 March 2016. All terms of the original agreement remained the same.

Year end 30 April	2012	2013	2014	2015	2016	Total
Management agreement	$251,042	$263,594	$276,773	$290,612	$305,143	$1,387,164

b.	The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 6).

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

13.	Commitments (continued)

c.	By agreement dated 1 December 2006, the Company entered into a five-year lease for office premises with the following lease payments to the expiration of the lease on 30 November 2011:

Year end 30 April	2012	2013	2014	2015	2016	Total
Office lease *	$119,303	$ -	$ -	$ -	$ -	$119,303

*	In November 2008, the Company entered into an agreement with the former co-signor of the lease whereby the Company assumed their remaining lease obligation and received a lump sum amount of $126,845 which will be then applied to the end of the term.

14.	Subsequent events

Following events occurred during the period from the three month period ended 31 July 2011 to the date the financial statements were authorized by the Board of Directors on 13 October 2011:

On 8 August 2011, the Company entered into a Letter Agreement (“LA”) with Next Gen Metals Inc. (“Next Gen”) whereby Next Gen has been granted an option to acquire the Company’s 60% earn-in option interest in the Destiny Gold Project (Note 6d).

Under the terms of the agreement, the Company will grant to Next Gen an irrevocable right and option to acquire the Company’s right, title and interest in and to the option interest in the Destiny Gold Project, for an aggregate purchase price of: (i) a total of $675,000 in cash; (ii) 15,000,000 Next Gen common shares; and (iii) 4,000,000 Next Gen share purchase warrants exercisable into 4,000,000 common shares of Next Gen at varying prices for four years from their date of issuance.

15.	Transition to International Financial Reporting Standards

IFRS 1, “First-time Adoption of International Financial Reporting Standards” sets forth guidance for the initial adoption of IFRS. The accounting policies in Note 2 have been applied in preparing the condensed consolidated interim financial statements for the three months ended 31 July 2011, the comparative information for the three months ended 31 July 2010, the financial statements for the year ended 30 April 2011 and the preparation of an opening IFRS statement of financial position on 1 May 2010 (the “Transition Date”).

Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.

a)	Business Combinations

IFRS 1 provides the option to apply IFRS 3, “Business Combinations”, retrospectively or prospectively from the Transition Date. The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to its Transition Date.

b)	Consolidated and Separate Financial Statements

In accordance with IFRS 1, if the Company elects to apply IFRS 3 retrospectively, IAS 27, “Consolidated and Separate Financial Statements”, must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

15.	Transition to International Financial Reporting Standards (continued)

c)	Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, “Share-based Payment” to equity instruments that were granted on or before 7 November 2002, or equity instruments that were granted subsequent to 7 November 2002 and vested before the Transition Date. The Company elected not to apply IFRS 2 to equity instruments that vested prior to the Transition Date.

This resulted in an increase of stock options reserve as at the Transition Date of $36,851 with an increase in deficit of an equal amount, and an increase in share-based payment expense of $162,543 for the year ended 30 April 2011, of which $11,098 was adjusted for the three month period ended 31 July 2010.

d)	IFRS Mandatory Exception

In accordance with IFRS 1, the Company’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under Canadian GAAP unless there is objective evidence that those estimates were in error. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

Set forth below are other differences in accounting between Canadian GAAP and IFRS.

e)	Flow-through Shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP. Under Canadian GAAP, the Company accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, “Flow-through Shares”. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a deferred tax liability with a charge directly to shareholders’ equity. Also under Canadian GAAP, a portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes.

IFRS does not contain explicit guidance pertaining to this tax incentive. Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is initially recorded as a flow-through liability. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through liability is reversed, with any difference recorded as deferred tax expense. A portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will reduce the deferred tax liability and record a deferred tax recovery.

The change in accounting policy related to flow-through shares resulted in an increase in share capital and an increase in deficit of $1,083,067 as at the Transition Date, and a decrease in share capital and an increase in flow-through tax liability of $77,314 for the year ended 30 April 2011.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

15.	Transition to International Financial Reporting Standards (continued)

f)	Reclassification within Equity section

Under Canadian GAAP, “Contributed Surplus” was used to record the issuance of warrants, stock options and performance shares as well as shares to be issued and warrants to be issued. Upon adoption of IFRS, the balances in “Contributed Surplus” have been reclassified to “Stock option reserve”, “Warrants reserve” and "Performance Shares reserve".

In addition, the Company reclassified the balance of the “Accumulated other comprehensive income” that existed under Canadian GAAP into “Available-for-sale investments reserve”.

g)	Reconciliations of Canadian GAAP to IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. The following analysis represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted:

Reconciliation of Statement of Financial Position as at 1 May 2010:

	Notes	Canadian GAAP $	IFRS Adjustments $	IFRS $

Assets
Current assets
Cash and cash equivalents		4,475,681	-	4,475,681
Amounts receivable		89,162	-	89,162
Prepaid expenses and deposits		40,030	-	40,030
Investments		2,741,694	-	2,741,694
		7,346,567	-	7,346,567
Non-current assets
Property, plant and equipment		106,893	-	106,893
Exploration and evaluation properties		3,899,594	-	3,899,594

Total assets		11,353,054	-	11,353,054

Liabilities
Current liabilities
Trade payables and accrued liabilities		96,951	-	96,951

Equity
Share capital	(e)	25,170,802	1,083,067	26,253,869
Contributed surplus	(f)	4,485,390	(4,485,390)	-
Accumulated other comprehensive income	(f)	(393,502)	393,502	-
Stock options reserve	(a)(f)	-	2,528,382	2,528,382
Warrants reserve	(f)	-	1,983,859	1,983,859
Performance shares reserve	(f)	-	10,000	10,000
Available-for-sale investments reserve	(f)	-	(393,502)	(393,502)
Deficit	(a)(e)	(18,006,587)	(1,119,918)	(19,126,505)
		11,256,103	-	11,256,103

Total liabilities and equity		11,353,054	-	11,353,054

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

15.	Transition to International Financial Reporting Standards (continued)

Reconciliation of Statement of Financial Position as at 31 July 2010:

	Notes	Canadian GAAP $	IFRS Adjustments $	IFRS $

Assets
Current assets
Cash and cash equivalents		3,089,761	-	3,089,761
Amounts receivable		13,940	-	13,940
Prepaid expenses and deposits		30,551	-	30,551
Investments		5,495,038	-	5,495,038
		8,629,290	-	8,629,290
Non-current assets
Property, plant and equipment		101,692	-	101,692
Exploration and evaluation properties		3,989,819	-	3,989,819

Total assets		12,720,801	-	12,720,801

Liabilities
Current liabilities
Trade payables and accrued liabilities		49,075	-	49,075

Equity
Share capital	(e)	25,181,802	1,083,067	26,264,869
Contributed surplus	(f)	4,500,457	(4,500,457)	-
Accumulated other comprehensive income	(f)	1,526,020	(1,526,020)	-
Stock options reserve	(a)(f)	-	2,549,047	2,549,047
Warrants reserve	(f)	-	1,983,859	1,983,859
Performance shares reserve	(f)	-	15,500	15,500
Available-for-sale investments reserve	(f)	-	1,526,020	1,526,020
Deficit	(a)(e)	(18,536,553)	(1,131,016)	(19,667,569)
		12,671,726	-	12,671,726

Total liabilities and equity		12,720,801	-	12,720,801

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

15.	Transition to International Financial Reporting Standards (continued)

Reconciliation of Statement of Financial Position as at 30 April 2011:

	Notes	Canadian GAAP $	IFRS Adjustments $	IFRS $

Assets
Current assets
Cash and cash equivalents		3,880,196	-	3,880,196
Amounts receivable		219,746	-	219,746
Prepaid expenses and deposits		173,765	-	173,765
Investments		4,815,763	-	4,815,763
		9,089,470	-	9,089,470
Non-current assets
Property, plant and equipment		124,123	-	124,123
Exploration and evaluation properties		6,362,048	-	6,362,048

Total assets		15,575,641	-	15,575,641

Liabilities
Current liabilities
Trade payables and accrued liabilities		403,338	-	403,338
Flow-through tax liability	(e)	-	77,314	77,314
		403,338	77,314	480,652

Equity
Share capital	(e)	30,276,368	1,005,753	31,282,121
Contributed surplus	(f)	5,601,728	(5,601,728)	-
Accumulated other comprehensive income	(f)	1,454,444	(1,454,444)	-
Stock options reserve	(a)(f)	-	2,759,575	2,759,575
Warrants reserve	(f)	-	2,991,047	2,991,047
Performance shares reserve	(f)	-	50,500	50,500
Available-for-sale investments reserve	(f)	-	1,454,444	1,454,444
Deficit	(a)(e)	(22,160,237)	(1,282,461)	(23,442,698)
		15,172,303	(77,314)	15,094,989

Total liabilities and equity		15,575,641	-	15,575,641

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

15.	Transition to International Financial Reporting Standards (continued)

Reconciliation of Statement of Loss and Comprehensive Loss for the three months ended 31 July 2010:

	Notes	Canadian GAAP $	IFRS Adjustments $	IFRS $

General and Administrative Expenses
Consulting fees		62,068	-	62,068
Depreciation		7,382	-	7,382
Director fees		4,500	-	4,500
Insurance, licenses & fees		21,237	-	21,237
Investor & shareholder relations		28,801	-	28,801
Legal		9,310	-	9,310
Management fees		44,427	-	44,427
Office		11,712	-	11,712
Rent		8,962	-	8,962
Salaries & benefits		41,605	-	41,605
Share-based payments	(a)	15,067	11,098	26,165
Telephone & utilities		4,484	-	4,484
Transfer agent and regulatory fees		9,325	-	9,325
Travel, lodging & food		14,380	-	14,380
Vehicle lease		3,108	-	3,108

Loss before other items and income taxes		(286,368)	(11,098)	(297,466)

Other items
Foreign exchange, net		12,010	-	12,010
Gain (loss) on sale of available-for-sale securities		(261,409)	-	(261,409)
Interest and bank charges		(505)	-	(505)
Interest and other income		6,306	-	6,306

Net loss for the period		(529,966)	(11,098)	(541,064)

Other comprehensive income (loss)
Unrealized gain on available-for-sale securities		361,510	-	361,510

Comprehensive loss for the period		(168,456)	(11,098)	(179,554)

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

15.	Transition to International Financial Reporting Standards (continued)

Reconciliation of Statement of Loss and Comprehensive Loss for the year ended 30 April 2011:

	Notes	Canadian GAAP $	IFRS Adjustments $	IFRS $

General and Administrative Expenses
Accounting & audit		23,500	-	23,500
Consulting fees		318,031	-	318,031
Corporate development		71,895	-	71,895
Depreciation		33,283	-	33,283
Director fees		23,000	-	23,000
Insurance, licenses & fees		60,291	-	60,291
Investor & shareholder relations		192,814	-	192,814
Legal		43,087	-	43,087
Management fees		200,071	-	200,071
Office		66,483	-	66,483
Rent		37,537	-	37,537
Salaries & benefits		182,782	-	182,782
Share-based payments	(a)	109,150	162,543	271,693
Telephone & utilities		16,638	-	16,638
Transfer agent and regulatory fees		57,532	-	57,532
Travel, lodging & food		78,155	-	78,155
Vehicle lease		12,229	-	12,229

Loss before other items		(1,526,478)	(162,543)	(1,689,021)

Other items
Foreign exchange, net		(51,645)	-	(51,645)
Gain (loss) on sale of available-for-sale securities		44,280	-	44,280
Interest and bank charges		(9,555)	-	(9,555)
Interest and other income		52,293	-	52,293
Mineral property costs written off		(2,549,552)	-	(2,549,552)
Unrealized loss on share purchase warrants		(112,993)	-	(112,993)

Net loss for the year		(4,153,650)	(162,543)	(4,316,193)

Other comprehensive income (loss)
Unrealized gain on available-for-sale securities		1,892,226	-	1,892,226
Reclassification of (gain) loss on available-for-sale securities		(44,280)	-	(44,280)

Comprehensive loss for the year		(2,305,704)	(162,543)	(2,468,247)

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 July 2011, 30 April 2011 and 1 May 2010 (Unaudited)
(Expressed in Canadian Dollars)

15. Transition to International Financial Reporting Standards (continued)

      Reconciliation of Statement of Cash Flows for the three months ended 31 July 2010:

	Notes	Canadian GAAP $	IFRS Adjustments $	IFRS $

Cash flows from operating activities
Loss for the period		(529,966)	(11,098)	(541,064)
Items not affecting cash:
Depreciation		7,382	-	7,382
Foreign exchange gain		(12,010)	-	(12,010)
Loss on sale of available-for-sale securities		261,409	-	261,409
Share-based payments	(a)	15,067	11,098	26,165
Changes in non-cash operating working capital:
Amounts receivable		75,222	-	75,222
Prepaid expenses and deposits		9,479	-	9,479
Trade payables and accrued liabilities		(47,876)	-	(47,876)

		(221,293)	-	(221,293)

Cash flows from investing activities
Exploration and evaluation expenditures		(79,225)	-	(79,225)
Purchase of property, plant and equipment		(2,179)	-	(2,179)
Purchase of available-for-sale securities		(1,334,869)	-	(1,334,869)
Sale of available-for-sale securities		251,646	-	251,646

		(1,164,627)	-	(1,164,627)

Cash flows from financing activities
Issuance of common shares, net		-	-	-

Decrease in cash and cash equivalents		(1,385,920)	-	(1,385,920)

Cash and cash equivalents, beginning of period		4,475,681	-	4,475,681

Cash and cash equivalents, end of period		3,089,761	-	3,089,761